CJS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50853

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>January 1, 2022</u> AND ENDING <u>December 31, 2022</u>
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CJS Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 Main Street, Suite 325
(No. and Street)

White Plains	New York	10606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles Strauzer	914-287-7600	cstrauzer@cjs-securities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

09/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Labick _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CJS Securities, Inc. _____, as of December 31 _____, 2022 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:



Notary Public

Title:

President, CJS Securities, Inc.

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

berkower

Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of CJS Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CJS Securities, Inc. (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2023

ASSETS

Cash and cash equivalents	$	4,862,491
Clearing broker deposit		100,168
Commissions receivable - clearing broker		174,021
Commissions receivable - other broker-dealers		70,591
Right-of-use asset		189,257
Prepaid expenses and other assets		121,291
TOTAL ASSETS	**$**	**5,517,819**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Lease liability	$	189,257
Accrued expenses		35,468
TOTAL LIABILITIES		224,725
Shareholders' Equity:		
Capital Stock		100
Retained earnings		5,292,994
TOTAL SHAREHOLDERS' EQUITY		5,293,094
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**5,517,819**

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

CJS Securities, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority, Inc. ("FINRA"), both effective July 1998. The Company was incorporated in New York State in November 1997. It operates from its head office located in White Plains, New York.

The Company's principal lines of business are:
- o Introducing broker-dealer – its customers' securities transactions are cleared on a fully disclosed basis through a clearing broker;
- o Investment research services;
- o Advisory and consulting services; and
- o Securities syndication and underwriting as a selling group member.

The Company is not subject to the requirements of SEC Rule 15c3-3 because it operates in accordance with the requirements of Rule 15c3-3's exemptive paragraph (k) (2) (ii) as well as Footnote 74 of SEC Release 34-70073, amending 17 C.F.R. §240.17a-5(d)(1) and (4).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Board's ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. At December 31, 2022, cash and cash equivalents was $4,862,491, of which cash equivalents was a money market fund account held at a major financial institution in the amount of $3,932,659.

Receivables
Commissions receivables in the total amount of $244,612 as of December 31, 2022 are stated at net realizable value. No allowance for doubtful accounts was required based upon the Company's assessment in accordance with *ASC 326, Financial Instruments – Current Expected Credit Losses ("CECL")*. This standard requires the immediate recognition of estimated credit losses expected over the life of the financial asset.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – *continued*

Receivables – *continued*

The Company's CECL evaluation considered factors such as historical experience; credit quality; terms; current and future economic conditions; and other matters relevant to collectability.

Revenue Recognition

The Company recognizes revenues in accordance with *ASC 606, Revenue from Contracts with Customers.* Its core principle is that revenue is recognized to depict the transfer of promised services in the amount expected to be realized in exchange, all according to the terms of the customer agreements. When that consideration is uncertain or variable, revenue is recognized only to the extent that it is not probable of being reversed in the future. Revenue recognition is net of amounts deemed not probable of realization.

For Commissions income, the Company buys and sells securities on behalf of its customers, for which the Company charges a commission. Commissions and related clearing expenses are recorded on the securities trade date. The Company believes that its performance obligations are satisfied on the trade date because that is when the investment, pricing and counterparties are agreed upon, and the risks and rewards of ownership have been transferred.

The Company has arrangements with other broker-dealers to provide ongoing research services, for which it earns a share of Commissions income earned by those broker-dealers. The Company recognizes this Commissions income when the agreed-upon research services are completed; the customer acknowledges the associated benefit; and collection is probable.

The Company recognizes Consulting fees revenue when earned, as set forth in the terms of the customer agreements. Normally, this is when the required advisory or consulting services are performed. When the right to receive payment is dependent upon the closing of an associated transaction, revenue is recognized upon the transaction's closing date.

The Company earns Syndicate fees as a selling group member of securities underwriting syndicates. The Company recognizes these revenues on the securities trade date, at which point the Company has satisfied its performance obligations by completing the selling process and collection is relatively assured.

Fair Value Measurement

"Fair value" is required by GAAP instead of historical cost for reporting certain financial assets and liabilities, transactions, and events. *ASC 820, Fair Value Measurements and Disclosures* establishes a framework for measuring fair value and expands fair value measurement disclosures.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Fair Value Measurement – *continued*

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value into three broad levels explained below:

Level 1 - Valuations based on quoted prices available in active markets for identical investments.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Income Taxes:
The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the statement of financial condition or tax returns. As of December 31, 2022, deferred income taxes are not material.

NOTE 3. CASH AND CASH EQUIVALENTS

The Company's bank and clearing broker balances are protected by Federal Deposit Insurance Corporation ("FDIC") and Securities Investor Protection Corporation ("SIPC") insurance coverage. Generally, FDIC and SIPC insurance cover balances up to $250,000 and $500,000, respectively. The Company's financial balances regularly exceed insured limits. The Company monitors the financial institutions it deals with. No such credit losses have been incurred.

NOTE 4. FINANCIAL TRANSACTIONS WITH OFF-BALANCE-SHEET CREDIT RISK

The Company's activities involve the introduction of securities transactions on a fully disclosed basis to a clearing broker on behalf of its customers. The contractual agreement with the clearing broker provides that the Company is liable in the event its customers are unable to fulfill their contracted obligations with the clearing broker.

The customers' activities are transacted on either a cash or margin basis through the facilities of a clearing broker. In margin transactions, the clearing broker extends credit to customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker executes and clears customers' transactions involving the sale of securities not yet purchased ("short sales"). These transactions may expose the Company to significant off-balance-sheet risk in the event its customers fail to satisfy their obligations to the clearing broker. The Company may then be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the clearing broker's internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 5. INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and a similar provision in New York State. Accordingly, the Company is not considered a taxable entity for federal and state purposes. Any taxable income, losses or credits are reported by each stockholder on their individual tax returns.

The Company is subject to the New York State Franchise tax which amounted to the minimum tax of $3,000 for the year ended December 31, 2022.

NOTE 5. INCOME TAXES - *continued*

Effective for tax years beginning on or after January 1, 2021, the state of New York implemented the Pass-Through Entity Tax (PTET). The New York PTET gives eligible pass-through entities the option to elect paying tax at the entity level on New York sourced business income. During the year ended December 31, 2022, the Company elected to pay the New York PTET which amounted to $220,395, net of the Company's overpayment of $12,105 for the year ended December 31, 2021. Income tax expense of $220,395 was reported on the accompanying Statement of Income for the year ended December 31, 2022.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Further, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company's net capital was $5,168,992 which was $5,068,992 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1.

NOTE 7. LEASES

The Company accounts for leases in accordance with *ASC 842, Leases*. The Company is a lessee in a non-cancellable operating lease for office space covering the period December 1, 2020 through November 30, 2024. The remaining lease commitment is summarized below.

Future minimum lease payments as of December 31, 2022

2023	$104,487
2024	97,533
Total	202,020
Less: imputed interest	(12,763)
Lease liability	$189,257

The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, common area maintenance and parking. Total rent expense for the year ended December 31, 2022 was $119,554.

A discount rate of 4.5% was used when measuring the right-of-use asset and lease liability as of December 31, 2022.

NOTE 8: COMMITMENTS, CONTINGENCIES AND GUARANTEES

The Company may be involved in litigation, claims and regulatory actions arising out of its business as a securities broker-dealer. The Company is not aware of any such matters for the year ended December 31, 2022. The Company had no commitments, guarantees or indemnifications as of December 31, 2022.

NOTE 9. RETIREMENT PLAN

The Company has a 401(k) program, which matches employee contributions up to 3% of total compensation for non-highly compensated employees. For the year ended December 31, 2022, a Company matching contribution was not required.

NOTE 10: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statements. The Company has either evaluated or is currently evaluating the impact of pending FASB pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

NOTE 11: RISK

The COVID-19 pandemic has significantly disrupted business activity world-wide since early 2020. The Company is unable to determine COVID-19's effect to-date on its business and financial statements nor predict its future impact.

NOTE 12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date these financial statements were issued. No material subsequent events occurred during this period that were required to be recognized or disclosed in these financial statements.